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                             February 16, 2024

       Pedro Jorge Guterres Quintans
       Co-Chief Executive Officer
       Vitru Brazil Ventures, Holdings and Trade, Inc.
       5500, Torre Jurere A, 2nd Floor, Saco Grande
       Florianopolis, State of Santa Clara
       Brazil

                                                        Re: Vitru Brazil
Ventures, Holdings and Trade, Inc.
                                                            Schedule 13E-3
filed February 12, 2024
                                                            SEC File No.
5-91698
                                                            Form F-4 filed
February 12, 2024
                                                            Filed by Vitru
Brazil Ventures, Holdings & Trade Inc.
                                                            SEC File No.
333-274353

       Dear Pedro Jorge Guterres Quintans:

              We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms have the same meaning as in the registration statement listed above.

       Schedule 13E-3/A and Form F-4/A filed February 12, 2024

       Special Factors - Background to the Proposed Transaction, page 1

   1. Here or in the following section where the reasons for the Merger are discussed, explain why the Cayman Board
believed the proposed price reflected in the Company A proposal
                                                        "did not reflect the
value and potential of Vitru Cayman." Please provide specific support for this belief,
including any underlying analysis supporting it.
   2. Refer to the new disclosure on pages 3-4 concerning the unsolicited proposal made by
                                                        Company A. While the
factors listed in the last paragraph on page 3 describe why the board of Vitru Cayman
considered the Company A proposal to be inferior to the Merger,
 Pedro Jorge Guterres Quintans
FirstName
Vitru BrazilLastNamePedro  Jorgeand
                                 Guterres
             Ventures, Holdings     Trade,Quintans
                                           Inc.
Comapany16,
February    NameVitru
              2024     Brazil Ventures, Holdings and Trade, Inc.
February
Page 2 16, 2024 Page 2
FirstName LastName
         they do not explain why the board decided not to pursue further discussions with
         Company A. Please revise to explain.
3. Provide additional disclosure about the terms of the Company A proposal and about
         Company A (given that part of Company A's proposal consisted of its shares). Your new disclosure states that the proposal consisted of "either cash (limited to a maximum amount) or shares of Company A..." You further state that the proposal valued Vitru
         Cayman at R$2.835 billion or R$79.20 per share. Clarify whether Company A made an all cash proposal, or whether it made a cash and share proposal, subject to a cap on cash.
         In addition, explain whether shareholders of Vitru Cayman who were not "qualified institutional buyers" would have received only cash. Here or in the next section discussing the fairness of the Merger, provide additional details about Company A that would be relevant to the value of its shares or the share component of its proposal. If the
         Merger contemplated a specific total or per share value for Vitru Cayman as the proposal did, please state those figures.
Appraisal Report by Apsis Consultoria e Avaliacoes Ltda., page 7

4. Please revise here or where appropriate to note that the Appraiser did not consider
         Company A's proposal in compiling the Appraisal Report, and explain why the Vitru
         Cayman board did not request an update after the proposal was received.
The Current Status of the Position of Vitru Cayman's Board of Directors, page
11

5. Please update the discussion of the Vitru Cayman board's reasons for recommending the
         Merger and its determination of fairness to unaffiliated shareholders to explain how it considered Company A's proposal. If it did not evaluate those determinations in light of the Company A proposal, please explain why not. Please provide the same updated disclosure as to Vitru Brazil and its analysis of the Merger.
General

6. We note the revised disclosure in multiple places throughout the prospectus about the actions U.S. shareholders must take in order to hold Vitru Brazil Shares after the Merger.
         Please include a time frame for the relevant actions required. For example, fill in the date for the bracketed information on page xxi and elsewhere so that we may ascertain the time period involved. To the extent that such date may change, it may remain in brackets.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at 202-551-3263.



                                                               Sincerely,
 Pedro Jorge Guterres Quintans
Vitru Brazil Ventures, Holdings and Trade, Inc.
February 16, 2024
Page 3
FirstName LastNamePedro Jorge Guterres Quintans
Comapany NameVitru Brazil Ventures, Holdings and Trade, Inc.
                                                      Division of Corporation
Finance
February 16, 2024 Page 3                              Office of Mergers &
Acquisitions
FirstName LastName